WOODSIDE

AUSTRALIAN ENERGY

27 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-191-P (Bounty-2), lodged with the Australian Stock Exchange on 27 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 2/19

ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 27 JANUARY 2004
11:00AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-191-P
BOUNTY-2

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, reports that on 27 January 2004 the Bounty-2 near field exploration well located in the Carnarvon Basin was at a depth of 2,212 metres and was pulling out of hole to run $9^5/_8$ inch casing.

Since the last report, drilling continued in the 14¾ inch hole from 510 metres to the current depth.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (Operator, 33.3977%), Kufpec Australia Pty. Ltd. (33.4023%) and Nippon Oil Exploration (Dampier) Ltd. (25.0%).

Anthony Niardone
Assistant Company Secretary